UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at May 30, 2005

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 30, 2005

Print the name and title of the signing officer under his signature

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Amarc Resources Ltd.
  1020-800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604-684-6365
Fax 604-684-8092
Toll Free 1 800-667-2114
www.amarcresources.com

AMARC ADVANCING PROJECTS IN CENTRAL BC TO DRILLING STAGE

May 30, 2005 , Vancouver, BC - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture: AHR; OTCBB: AXREF) is pleased to report on the progress of three exploration programs operated by Amarc in the early part of 2005. The Projects are located in central British Columbia: the first is targeting porphyry copper-gold deposits in the Mt. Milligan district, approximately 85 km north of Ft. St James; the second is targeting porphyry copper-gold or copper-molybdenum deposits near the Mt Polley mine in the Cariboo region, approximately 90 km east of Williams Lake; and the third is targeting precious metals enhanced massive sulphide deposits in an area approximately 45 km north of Kamloops. In addition to these three projects, Amarc currently has exploration programs underway or planned for 27 target areas in the province of British Columbia. Amarc currently owns over 1,457 square kilometres (145,774 hectares) of mineral claims in B.C.

Amarc's Chona and Chica Projects comprise some 750 square km of mineral claims in the Mt Milligan District. Targets are defined by regional geophysical anomalies and geology that is prospective for porphyry gold-copper deposits, as evidenced by the nearby Mt. Milligan porphyry gold-copper deposit that contains 5.6 million ounces of gold and 1.6 billion pounds of copper in measured and indicated resources of 408 million tonnes grading 0.18% copper and 0.40 g/t gold (Placer Dome 2004 Annual Report). Target identification in this area was aided, in part, by the District of Mackenzie which participated in the funding of a helicopter-borne gamma ray spectrometric and total field magnetic geophysical survey in 2004 through the Rocks to Riches program administered by the BC & Yukon Chamber of Mines (see B.C. Ministry of Energy and Mines Open File 2005-14). Three hundred and forty-five kilometres of ground-based magnetometer and induced polarization surveys have been carried out by Amarc in 2005, outlining numerous targets. The anomalies are currently being prioritized for drilling by Amarc's experienced exploration team.

In the eastern Cariboo region, Amarc funded a helicopter-borne gamma ray spectrometric and magnetic total field geophysical survey in 2004 through the Rocks to Riches program (see B.C. Ministry of Energy and Mines Open File 2005-16). Amarc staked approximately 125 square km in six properties, based on a combination of favourable geophysical signatures and prospective geology known to host producing porphyry copper-molybdenum deposits (Gibraltar mine) and porphyry copper-gold deposits (Mt Polley mine). A first phase ground program of geological, geochemical and geophysical surveys is currently underway to define targets for drilling.

Amarc drill-tested a volcanogenic massive sulphide target at the Max Property north of Kamloops in the first quarter of 2005. Thirteen holes, totaling 2,744 m, traced two sub-parallel mineralized horizons within a silver-rich sulphide-barite unit, establishing the continuity of the mineralization. It also showed that the mineralized unit thickens down-dip, indicating excellent potential at depth for significant volumes of silver-zinc massive sulphide mineralization. A second phase of drilling is planned in 2005.

These projects, as well as the 27 other targets in British Columbia, are being assessed by field geologists during the summer of 2005. Once the targets have been prioritized for success, drilling programs will commence.

Mark Rebagliati, P.Eng., is the qualified person that is supervising Amarc's programs.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.